Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP AMENDS AND EXTENDS ITS TERM FACILITY

Valcourt, Québec, February 4, 2020 – BRP (TSX:DOO; NASDAQ:DOOO) announced today an amendment and extension of its existing U.S.$1,235.0 million term facility providing for the consolidation of the facility into a single tranche bearing interest at a rate of 200 basis points over LIBOR. This represents a reduction of 50 basis points for the portion of the term facility that had previously been outstanding under the U.S.$335 million tranche advanced in 2019, and the extension of the maturity of the term facility to May 2027.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boat, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparels to fully enhance the riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of more than 13,000 driven, resourceful people.

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com